UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

DAVID S. HALL

c/o Stewart Landefeld

Perkins Coie LLP

1201 Third Avenue Suite 4900

Seattle, WA 98101-3099

(206) 359-8000

c/o Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

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The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,534,166(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,866,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,534,166 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%
14	TYPE OF REPORTING PERSON IN

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Consists of (i) 59,866,921 Shares held directly by Mr. Hall and (ii) 38,667,245 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy, as further described in Item 4 and 6.

1	NAME OF REPORTING PERSON MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,310,434(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,310,434(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

[2]	Mr. Hall holds a voting proxy over all such Shares.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Velodyne Lidar, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5521 Hellyer Avenue, San Jose, California 95138.

Item 2.	Identity and Background.

(a)    This statement is filed by David S. Hall and Marta Thoma Hall. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)    The principal business address of Mr. Hall is 6114 LaSalle Avenue, #441, Oakland, CA 94611. The principal business address of Ms. Hall is c/o the Issuer, 5521 Hellyer Avenue, San Jose, California 95138.

(c)    The principal occupation of Mr. Hall is serving as the Chairman of the Board of Directors (the “Board”) of the Issuer. The principal occupation of Ms. Hall is serving as the Chief Marketing Officer and as a member of the Board of the Issuer.

(d)    No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the merger described in that certain Agreement and Plan of Merger, dated as of July 2, 2020 (the “Merger”), and amended on August 20, 2020, by and among the Issuer (formerly known as Graf Industrial Corp.), VL Merger Sub Inc. and Velodyne Lidar USA, Inc. (formerly known as Velodyne Lidar, Inc., the “Predecessor Company”), Mr. Hall received 59,770,524 Shares in exchange for 20,066,595 shares of common stock in the Predecessor Company. On the effective date of the Merger, the closing price of the Shares was $24.75 per Share. Mr. Hall also received 220,336 restricted stock units (“RSUs”) of the Issuer in exchange for 75,000 RSUs in the Predecessor Company in connection with the Merger, with each RSU representing the right to receive one Share. Of these RSUs, 96,397 have vested or will fully vest within 60 days of the date hereof.

In connection with the Merger, Ms. Hall received 5,935,865 Shares in exchange for 1,992,832 shares of common stock in the Predecessor Company. Ms. Hall also received 514,116 RSUs of the Issuer in exchange for 175,000 RSUs in the Predecessor Company in connection with the Merger, with each RSU representing the right to receive one Share. Of these RSUs, 374,569 have vested or will fully vest within 60 days of the date hereof

Item 4.	Purpose of Transaction.

Mr. Hall is the founder of the Predecessor Company and currently the Chairman of the Board of the Issuer. Mr. Hall resigned as an employee and Executive Chairman of the Issuer effective January 7, 2021. Mr. Hall intends to continue serving as an active non-employee Director and Chairman of the Board through the remainder of his term. Ms. Hall is currently the Chief Marketing Officer and a director of the Issuer. Ms. Hall intends to continue serving as the Chief Marketing Officer and as a director of the Issuer through the remainder of her term. The Reporting Persons intend to have discussions with the Board relating to the composition and structure of the Board and their investment generally.

Mr. Hall controls approximately 58.4% of the Issuer’s voting power consisting of (i) 59,866,921 Shares held directly by Mr. Hall and (ii) 38,667,245 Shares held by other stockholders, including Ms. Hall, Mr. Culkin and certain other family members and stockholders, over which, except under limited circumstances, Mr. Hall has been granted, pursuant to various voting agreements (each a “Proxy and Lock-Up Agreement”), an irrevocable proxy to vote such stockholders’ Shares at Mr. Hall’s discretion on all matters to be voted upon by stockholders. As a result, Mr. Hall has the ability to control the outcome of matters submitted to the Issuer’s stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of the Issuer’s assets. In addition, Mr. Hall may be deemed to control the Issuer’s affairs as a result of his ability to control the election of directors to the Board. A form of Proxy and Lock-Up Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 168,713,296 Shares outstanding, as of November 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

A.	Mr. Hall

(a)

As of the close of business on January 13, 2021, Mr. Hall beneficially owned 98,534,166 Shares, consisting of (i) 59,866,921 Shares held directly by Mr. Hall and (ii) 38,667,245 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy, as further described in Item 4.

Percentage: Approximately 58.4%

(b)	1. Sole power to vote or direct vote: 98,534,166

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 59,866,921

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hall has not entered into any transactions in the Shares during the past sixty days.

B.	Ms. Hall

(a)

As of the close of business on January 13, 2021, Ms. Hall beneficially owned 6,310,434 Shares. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,310,434

4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Hall has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subject to the satisfaction of a service-based requirement, Mr. Hall received 3,340 RSUs from the Issuer representing the right to receive one Share. The service-based requirement with respect to 100% of the RSUs required Mr. Hall to remain in continuous service through March 29, 2021.

Subject to the satisfaction of a service-based requirement, Ms. Hall received 7,793 RSUs from the Issuer representing the right to receive one Share. The service-based requirement will be satisfied with respect to 100% of the RSUs if Ms. Hall remains in continuous service through March 29, 2021.

The description of the Proxy and Lock-Up Agreements in Item 4 is incorporated here by reference.

On January 13, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of Proxy and Lock-Up Agreement

99.2	Joint Filing Agreement by and between David S. Hall and Marta Thoma Hall dated January 13, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2021

/s/ David S. Hall
DAVID S. HALL

/s/ Marta Thoma Hall
MARTA THOMA HALL